UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc. 11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ BDO USA, LLP

Miami, Florida
June 14, 2021

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2020	2019
Assets
Investments at fair value	$1,530,429,278	$1,276,906,633
Investments at contract value	152,794,597	133,429,692
Receivables:
Notes receivable from participants	35,613,819	37,288,760
Participant contributions	788,650	1,017,618
Employer contributions	16,154,793	18,227,720
Due from broker	1,709	214,232
Total receivables	52,558,971	56,748,330

Total assets	1,735,782,846	1,467,084,655

Liabilities
Due to broker	415,794	29,137
Other liabilities	64,706	417,640
Total liabilities	480,500	446,777

Net assets available for plan benefits	$1,735,302,346	$1,466,637,878

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2020	2019
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$300,374,471	$255,691,048
Dividends	21,325,163	16,694,810
Interest	2,694,443	3,097,104
Net investment income	324,394,077	275,482,962

Interest income on notes receivable from participants	1,658,411	1,631,469

Contributions:
Employer	32,448,741	33,251,198
Participants	66,123,570	62,203,932
Participant rollovers	7,867,853	6,998,687
Total contributions	106,440,164	102,453,817

Total additions	432,492,652	379,568,248

Deductions from net assets attributed to:
Benefits paid to plan participants	162,344,819	121,726,221
Administrative expenses	1,483,365	1,404,760
Total deductions	163,828,184	123,130,981

Net increase	268,664,468	256,437,267

Net assets available for plan benefits:
Beginning of year	1,466,637,878	1,210,200,611
End of year	$1,735,302,346	$1,466,637,878

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. and its subsidiaries (the “Company”) that have adopted the Plan are eligible to participate in the Plan. In June 2019, the Retirement Committee approved an amendment to remove the six month wait for new employees to make their own pre-tax contributions to the Plan. Accordingly, newly hired employees are eligible to participate as soon as administratively practicable after hire. Prior to this, employees were eligible beginning on the first day of the month following completion of a six month period of service. The six month waiting period was lifted for new hires from and after October 1st, 2019 with the amendment from June 2019. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the Internal Revenue Service limit of $19,500 and $19,000 for 2020 and 2019, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,500, in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty- six investment options and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. New hires or re-hires are not eligible to receive employer contributions.

Additionally, the amendment replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the Company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by the Company on December 31st of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

On June 15, 2018, the Plan was amended to include employees acquired through the Metro Truck and Tractor Leasing, Inc. (“MTTL”) acquisition. Effective June 15, 2018, these employees were subject to the terms of the Plan with the exception of the service and vesting period. Previous MTTL employees who became employed at the Company were credited with all service earned as employees of MTTL under the Metro Truck and Tractor Leasing, Inc. 401(k) Plan as of June 15, 2018.

Effective December 31, 2018, the Plan was amended to reflect the merger of the MXD Group, Inc. Retirement Savings Plan with and into the Plan. The assets and liabilities of the MXD Group, Inc. (now Ryder Last Mile or “RLM”) Plan were merged effective December 31, 2018. The acquired RLM employees who met the requirements and were deemed eligible to participate under RLM’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired RLM employees are eligible to receive a 50% Company match of participant contributions up to 6% of eligible pay. All acquired RLM participants who were employed with MXD Group, Inc. on the plan merger date of December 31, 2018 shall vest in their prior MXD employer contributions based on the MXD vesting schedule:

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Number of Years of Vesting Service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended
December 31, 2020 and 2019, the Company did not make any discretionary matching contributions.

During the period beginning January 1, 2016 and ending June 16, 2018, some participants in the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) received larger matching contributions than permitted. Following the filing of a Voluntary Correction Program ("VCP"), the IRS gave Ryder permission to retroactively amend the Plan ("Amendment 7") to permit impacted participants to keep up to $500 of the excess match, defined as the amount of matching contribution received that exceeded 50% of pre-tax contributions up to 6% in compensation during the period mentioned above. Any amount above $500 that was incorrectly allocated to a participant’s account was removed and placed in the Plan’s forfeiture account.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2020 and 2019, employer contributions were reduced by $1,540,418 and $1,817,990, respectively, from forfeited nonvested accounts. At December 31, 2020 and 2019, forfeited nonvested accounts available to reduce future employer contributions totaled $513,233 and $210,584, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

quarter, for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2020 and 2019, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 72. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

CARES Act
The Coronavirus Aid, Relief, and Economic Security (CARES) Act became law on March 27, 2020. It was a response to the market volatility and instability resulting from the coronavirus pandemic, and includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES act and has implemented the following provisions: (a) special coronavirus distributions up to $100,000 (b) increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance (c) extend the period for loan repayments, if applicable, up to one year and (d) suspended required minimum distributions for 2020.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Subsequent Events
The Plan evaluated subsequent events through June 14, 2021, the date the financial statements were available to be issued.

Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU”) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We adopted this new standard on January 1, 2020 which eliminated the requirement to disclosure the transfers between Level 1 and Level 2 of the fair value hierarchy.

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3:    Inputs that are unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2020 and 2019.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. These investments are direct filing entities. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Short-term money market instruments: stated at net asset value. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
	2020	2019
Investments in the fair value hierarchy: (a)
Mutual funds	$498,352,004	$462,676,318
Ryder System, Inc. common stock	68,978,694	62,532,045
	567,330,698	525,208,363

Investments measured at net asset value: (b)
Common collective trusts	961,073,295	748,089,547
Short-term money market instruments	2,025,285	3,608,723
	$1,530,429,278	$1,276,906,633
__________________________________________
(a)Mutual funds and Ryder System Inc. common stock have been classified within Level 1 of the fair value hierarchy.
(b)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$961,073,295	N/A	Daily	N/A
Short-term money market instruments	$2,025,285	N/A	Daily	N/A

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$748,089,547	N/A	Daily	N/A
Short-term money market instruments	$3,608,723	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty- six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 outbreak") and the risk to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. This pandemic has adversely affected global economic activity and contributed to volatility in financial markets. Since the value of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan's liquidity cannot be determined at this time.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,116,883 and 1,151,391 shares at December 31, 2020 and 2019, respectively), and recorded dividend income ($2,658,475 and $2,597,406 in 2020 and 2019, respectively), net realized losses on sale (($1,920,433) and ($1,035,230) in 2020 and 2019, respectively) and net unrealized appreciation in value of these securities ($11,618,364 and $8,745,243 in 2020 and 2019, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $1,046,845 and $983,858 for the years ended December 31, 2020 and 2019, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

8.Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

On March 4, 2020, the Company received approval of its application with the Internal Revenue Service to avail the Plan of the Voluntary Correction Program (“VCP”). The IRS accepted Ryder’s proposal for recovery of match overpayment as detailed in Amendment 7. Recovery of 401(k) Excess Match contributions of approximately $215,000, per the IRS approved VCP filing was completed at the end of July 2020. Recovered amounts were deposited to the forfeiture account.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2020	2019
Net assets available for plan benefits per the financial statements	$1,735,302,346	$1,466,637,878
Adjustment for fair value of fully benefit-responsive investment contracts	3,431,886	940,585
Net assets available for plan benefits per the Form 5500	$1,738,734,232	$1,467,578,463

The following is a reconciliation of total additions per the financial statements to the Form 5500:

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	December 31,
	2020	2019
Total additions per the financial statements	$432,492,652	$379,568,248
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(940,585)	1,169,763
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,431,886	940,585
Total income per the Form 5500	$434,983,953	$381,678,596

	December 31,
	2020	2019
Total change in net assets available for plan benefits per financial statements	$268,664,468	$256,437,267
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,491,301	2,110,348
Adjustment for transfer of plan assets from MXD plan	—	13,143,566
Total change in net assets available for plan benefits per Form 5500	$271,155,769	$271,691,181

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	-	0.01%	**	$1,305,957
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	-	0.49%	**	719,328
	Total Short-Term Money Market Instruments				2,025,285

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	1.700%		2,468,542
	ABN AMRO BANK NV	8/27/2021	3.400%	**	412,666
	AIG GLOBAL FDG SR MTN	6/25/2021	3.350%	**	253,797
	AIG GLOBAL FDG SR MTN	7/1/2022	2.300%	**	103,845
	AIG GLOBAL FDG	7/7/2023	0.800%	**	105,420
	ABBVIE INC	11/21/2022	2.300%	**	353,352
	AIR LEASE CORP	3/1/2021	2.500%	**	149,684
	ALLY MASTER OWNER TR	1/17/2023	2.700%	**	260,544
	ALLY MASTER OWNER TR	5/15/2023	3.290%	**	322,998
	ALLY AUTO RECEIVABLES TRUST	10/17/2022	1.930%	**	77,425
	ALTRIA GROUP INC	2/14/2022	3.490%	**	109,975
	ALTRIA GROUP INC	5/6/2025	2.350%	**	57,557
	AMAZON.COM INC	6/3/2025	0.800%	**	178,655
	AMXCA	12/15/2023	2.990%	**	257,949
	AMERICAN EXPRESS CR ACC MST TR	2/15/2024	3.060%	**	259,246
	AMERICAN EXPRESS CR ACCT MS TR	11/15/2024	2.670%	**	353,106
	AMERICAN EXPRESS CR ACCOUNT SECD NT TR	10/15/2024	2.870%	**	114,671
	AMERICAN HONDA FINANCE CORP	2/12/2021	2.650%	**	405,074
	AMERICAN HONDA FINANCE CORP	1/8/2021	3.150%	**	114,747
	AMERICAN HONDA FINANCE CORP	10/21/2022	0.400%	**	272,586
	AON CORP	11/15/2022	2.200%	**	78,762
	APPLE INC	5/11/2023	0.750%	**	307,924
	BA CR CARD TR	7/17/2023	2.700%	**	330,360
	BA CR CARD TR	5/15/2026	0.340%	**	480,651
	BB&T CORP	2/1/2021	2.150%	**	403,583

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

BPCE SA	12/2/2021	2.750%	**	255,987
BMW VEH LEASE TR	7/20/2021	3.260%	**	12,992
BMW VEHICLE LEASE TRUST TR	11/22/2021	2.840%	**	91,187
BANK OF AMERICA CORPORATION	1/20/2023	3.124%	**	281,528
BANK OF AMERICA CORPORATION	12/20/2023	3.004%	**	474,259
BANK OF AMERICA CORPORATION	10/24/2024	0.810%	**	404,286
BANK OF MONTREAL QUE	5/1/2025	1.850%	**	315,810
BANK NEW YORK MELLON CORP	4/24/2025	1.600%	**	153,044
BARCLAYS PLC (UNGTD)	12/10/2024	1.007%	**	218,583
BARCLAYS BANK PLC	5/12/2022	1.700%	**	203,995
BERKSHIRE HATHAWAY ENERGY COMPANY	1/15/2021	2.375%	**	262,999
BERKSHIRE HATHAWAY ENERGY COMPANY	4/15/2025	4.050%	**	344,463
BP CAP MARKETS AMERICA INC	4/6/2023	2.937%	**	96,661
BRISTOL-MYERS SQUIBB CO	5/16/2022	2.600%	**	272,219
BRISTOL-MYERS SQUIBB CO	7/26/2024	2.900%	**	301,842
CNH EQUIP TR	7/17/2023	3.120%	**	126,762
CVS HEALTH CORP	3/9/2021	3.350%	**	108,702
CAPITAL ONE FINANCIAL CORP	5/11/2023	2.600%	**	200,906
CAPITAL ONE MULTI-ASST EXEC TR	12/15/2024	2.840%	**	365,833
CAPITAL ONE NATL ASN MCLEAN VA	9/6/2022	2.150%	**	258,648
CARMAX AUTO OWNER TRUST	10/17/2022	2.110%	**	25,042
CARMX	1/17/2023	2.980%	**	72,411
CARMAX AUTO OWNER TR	9/15/2023	3.360%	**	143,527
CARMAX AUTO OWNER TR	3/15/2024	3.050%	**	216,049
CARMAX AUTO OWNER TR	8/15/2025	0.500%	**	243,935
CHEVRON CORP NEW	5/11/2023	1.141%	**	272,005
CHEVRON CORP NEW	5/11/2025	1.554%	**	312,238
CITIGROUP INC	4/25/2022	2.750%	**	212,155
CCCIT	1/20/2023	2.490%	**	268,277
CITIBANK NA	5/20/2022	2.844%	**	329,181
CITIZENS FINANCIAL GRP INC	7/28/2021	2.375%	**	26,513
COMCAST CORP NEW	4/1/2025	3.100%	**	17,727
COMPASS BK BIRMINGHAM ALA MTN BE	6/11/2021	3.500%	**	253,310
CREDIT SUISSE GROUP FUNDING GUERNSEY LTD	4/16/2021	2.508%	**	252,885
CREDIT SUISSE AG NY BRNCH	11/12/2021	2.100%	**	254,571
CREDIT SUISSE AG NY BRNCH	4/8/2022	2.800%	**	259,676
CREDIT SUISSE AG NY BRNCH	5/5/2023	1.000%	**	385,299
CREDIT SUISSE AG NY BRNCH FRN SOFR+	2/4/2022	0.520%	**	401,046
DAIMLER FIN NORTH AMER LLC	2/12/2021	2.300%	**	404,359
DEERE & CO	4/15/2025	2.750%	**	26,292

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
DEERE JOHN CAPITAL CORP	1/8/2021	2.350%	**	404,588
DEERE JOHN CAPITAL CORP MTN	9/10/2021	3.125%	**	360,447
DEERE JOHN CAPITAL CORP	7/5/2023	0.700%	**	152,182
DISNEY (WALT)MTN	12/1/2022	2.350%	**	102,993
DCENT	10/16/2023	1.850%	**	191,052
DISCOVER CARD EXECUTION NT TR	3/15/2024	3.320%	**	327,481
DISCOVER CARD EXECUTION NT TR	7/15/2024	3.040%	**	271,136
DISCOVER CARD EXECUTION NT TR	12/15/2023	0.429%	**	400,480
DOMINION GAS HLDGS LLC	11/15/2024	2.500%	**	62,226
DUKE ENERGY CORP(CAROLINAS LLC	3/15/2023	3.050%	**	233,309
ENTERPRISE PRODS OPER LLC	2/15/2021	2.800%	**	98,300
EVERSOURCE ENERGY	3/15/2021	2.500%	**	168,630
FHLG	7/1/2035	5.500%	**	11,559
FHLG	3/1/2034	5.500%	**	17,254
FHLG	4/1/2026	4.000%	**	14,143
FHLG	5/1/2029	3.000%	**	658,753
FHLG	11/1/2028	2.500%	**	619,826
FHLG	4/1/2034	3.500%	**	358,907
FEDERAL NAT MTG ASN GTD REM	1/25/2043	1.500%	**	128,269
FANNIE MAE	11/25/2045	3.500%	**	276,198
FEDERAL NAT MTG ASN GTD REM PA	2/25/2046	3.500%	**	295,263
FEDERAL HOME LN MTG MLT CTF GT	8/15/2032	2.000%	**	42,709
FEDERAL HOME LN MTG MLT CTF GT	10/15/2032	2.000%	**	45,655
FREDDIE MAC	7/25/2022	0.125%	**	455,345
FED HOME LN MTG CORP	8/24/2023	0.250%	**	597,196
FNMA	11/1/2034	5.500%	**	93,322
FNMA	11/1/2025	4.500%	**	35,183
FNMA	5/1/2029	4.000%	**	544,851
FNMA	12/1/2031	3.000%	**	142,404
FNMA	6/1/2033	3.000%	**	245,285
FNMA	9/1/2049	4.500%	**	439,477
FNMA	11/1/2029	2.500%	**	771,466
FNMA	3/1/2050	3.000%	**	679,058
FNMA	11/1/2032	3.000%	**	621,553
FIFTH THIRD BANCORP	5/5/2023	1.625%	**	310,167
FIRST REPUBLIC BANK	2/15/2022	1.912%	**	259,087
FLORIDA PWR & LT CO	2/12/2024	2.850%	**	91,994
FORD CR AUTO LEASE TR	4/1/2025	2.280%	**	39,986
FORD CREDIT FLOORPLAN MASTER	2/15/2022	2.950%	**	329,657
FORD CR FLOORPLN MAST OWN TR A	5/15/2023	0.700%	**	313,298
FORD CR AUTO LEASE TR	9/15/2025	1.850%	**	122,724

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
FOX CORP	3/15/2023	3.666%	**	19,965
GMCAR	1/25/2022	2.320%	**	29,959
GM FINANCIAL AUTOMOBILE LEASING TRUST	7/18/2022	2.980%	**	65,496
GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR	12/20/2021	2.970%	**	178,398
GM FINANCIAL AUTOMOBILE LEASING	11/16/2023	0.450%	**	194,509
GM FINL AUTOMOBILE LEASING TR	8/21/2023	2.670%	**	66,386
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	3/21/2022	0.380%	**	281,524
GENERAL DYNAMICS CORP	8/18/2025	3.000%	**	506,898
GOLDMAN SACHS GROUP INC (THE)	5/11/2021	2.905%	**	136,671
GOLDMAN SACHS GROUP INC (THE)	7/24/2023	0.627%	**	351,663
GREAT-WEST LIFECO FIN	11/17/2023	0.904%	**	147,121
GUARDIAN LIFE GLOBAL FUNDING	4/25/2023	3.400%	**	268,600
HSBC HOLDINGS PLC	3/13/2023	3.262%	**	313,003
HOME DEPOT INC	3/1/2022	3.250%	**	418,036
HUNTINGTON NATL BK COLUMBUS OH	5/14/2021	3.250%	**	296,658
HYUNDAI AUTO RECEIVABLES TR	2/15/2024	1.940%	**	204,865
HYUNDAI AUTO LEASE SECURITIZATION TR	7/15/2022	2.790%	**	58,378
HYUNDAI AUTO RECEIVABLES TR	5/15/2025	0.380%	**	311,593
INGERSOLL RAND GLB HLDG CO LTD	2/21/2021	2.900%	**	215,905
IBM CORPORATION	5/13/2022	2.850%	**	363,752
JPMORGAN CHASE & CO	6/18/2022	3.514%	**	304,535
JPMORGAN CHASE & CO	4/1/2023	3.207%	**	365,776
JPMORGAN CHASE & CO	6/1/2024	1.514%	**	314,543
JOHN DEERE OWNER TR	12/15/2023	2.210%	**	223,442
KEYBANK NATL ASSN	2/1/2022	3.300%	**	261,430
LLOYDS BANKING GROUP PLC	6/15/2023	1.326%	**	202,322
MANUFACTURERS & TRADERS TR CO	5/18/2022	2.500%	**	309,516
MARSH & MCLENNAN COS INC	1/30/2022	2.750%	**	290,916
MERCEDES-BENZ AUTO LEASE TRUST	11/15/2023	0.400%	**	150,343
MERCEDES-BENZ AUTO LEASE TRUST	10/17/2022	2.000%	**	157,123
MERCEDES BENZ AUTO LEASE TR	12/15/2022	1.840%	**	159,322
MERCEDES-BENZ AUTO LEASE TR	11/15/2021	3.100%	**	71,251
MET LIFE GLOB FUNDING I	4/8/2022	2.650%	**	424,612
METROPOLITAN LIFE GLBL FDG I	1/13/2023	1.950%	**	312,235
METROPOLITAN LIFE GLBL FDG I	6/8/2023	0.900%	**	237,086
MITSUBISHI UFJ FIN GRP INC	7/18/2022	2.623%	**	313,675
MITSUBISHI UFJ FIN GRP INC	7/17/2025	1.412%	**	387,581
MITSUBISHI UFJ FIN GRP INC	9/15/2024	0.848%	**	302,509
MIZUHO FINL GROUP INC	9/8/2024	0.849%	**	201,676
MORGAN STANLEY FRN SOFR+	6/10/2022	0.899%	**	208,659
MORGAN STANLEY .	11/10/2023	0.560%	**	411,245

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
MORGAN STANLEY	11/17/2021	2.625%	**	358,026
NATIONAL BANK OF CANADA	11/15/2024	0.550%	**	250,766
NEW YORK LIFE INSURANCE CO	5/5/2023	1.100%	**	154,901
NYS UDC	3/15/2022	2.550%	**	366,161
NISOURCE INC	8/15/2025	0.950%	**	124,148
PNC BANK NA	12/9/2021	2.550%	**	255,281
PNC BANK NA PITTSBURGH PA	2/24/2023	1.743%	**	255,396
PAYPAL HLDGS INC	6/1/2023	1.350%	**	145,546
PHILIP MORRIS INTL INC	2/18/2022	2.625%	**	102,405
PHILIP MORRIS INTL INC	5/1/2024	2.875%	**	270,285
PHILIP MORRIS INTL INC	5/1/2023	1.125%	**	262,541
PRICOA GLOBAL FDG I MTN	9/23/2024	2.400%	**	293,648
PRICOA GLOBAL FDG I MTN	9/21/2022	2.450%	**	156,414
PUBLIC SERVICE ELEC & GAS CO	11/15/2022	2.650%	**	146,386
REGIONS FINL CORP NEW	8/14/2023	3.800%	**	113,217
REGIONS FINL CORP NEW	5/18/2025	2.250%	**	177,514
ROPER TECHNOLOGIES INC	8/15/2022	0.450%	**	39,120
ROYAL BANK OF CANADA	4/17/2023	1.600%	**	317,726
SHELL INTL FIN B V	11/13/2023	3.500%	**	87,449
STATE STREET CORP	3/30/2023	2.825%	**	18,707
SUMITOMO MITSUI FINL GRP INC	7/8/2025	1.474%	**	381,473
SUNTRUST BANK ATLNTA GA MTN BE	8/2/2022	3.502%	**	154,892
SUNTRUST BANK	5/17/2022	2.800%	**	341,968
SVENSKA HANDELSBANKEN AB	6/30/2023	0.625%	**	382,568
SVENSKA HANDELSBANKEN AB	5/24/2021	3.350%	**	406,301
TJX COMPANIES INC NEW	4/15/2025	3.500%	**	108,996
TOYOTA MOTOR CREDIT CORP	8/14/2023	0.500%	**	179,236
TRUIST BANK	3/10/2025	1.500%	**	291,128
TRUIST BANK	3/9/2023	1.250%	**	358,288
TRUIST FINANCIAL CORP	8/5/2025	1.200%	**	313,026
UBS GROUP AG	7/30/2024	1.008%	**	220,005
UBS AG LON BRANCH	4/21/2022	1.750%	**	408,468
US BANK NA CINCI OH MED TRM BE	2/4/2021	3.000%	**	404,900
US BANCORP DEL	5/12/2025	1.450%	**	362,809
UST NOTES	7/31/2025	0.250%	**	5,284,591
UST NOTES	9/30/2025	0.250%	**	2,359,561
UST NOTES	12/31/2022	0.125%	**	4,723,369
UST NOTES	2/28/2022	1.125%	**	2,109,441
UST NOTES	3/31/2022	0.375%	**	5,404,013
UST NOTES	6/30/2022	0.125%	**	5,974,721
UST NOTES	8/31/2023	1.375%	**	48,338,447
UST NOTES	7/31/2022	1.875%	**	18,325,980

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

	UST NOTES	11/15/2021	2.875%	**	13,228,840
	VF CORPORATION	4/23/2022	2.050%	**	410,130
	VERIZON COMMUNICATIONS INC	9/15/2023	5.150%	**	190,777
	VERIZON OWNER TR	7/22/2024	1.850%	**	316,593
	VOLKSWAGEN GROUP AMER FIN LLC	11/22/2023	0.875%	**	402,583
	VOLKSWAGEN AUTO LN ENHANCED TR	11/21/2022	3.020%	**	89,907
	WELLS FARGO & CO NEW FRN	7/26/2021	1.240%	**	316,415
	WELLS FARGO BK NA SF CA MTN BE	9/9/2022	2.082%	**	458,103
	WELLS FARGO & CO NEW	6/2/2024	1.654%	**	462,893
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR	5/16/2022	2.940%	**	146,517
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR	2/15/2024	0.450%	**	200,544
	ZIONS FIRST NATIONAL BANK	8/27/2021	3.500%	**	280,441
	ZIONS BANCORP NA	3/4/2022	3.350%	**	260,009
	Total Synthetic Guaranteed Investment Contracts				156,226,483
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index		454,509 shares	**	37,942,413
*	Fidelity Contrafund - Class K		9,925,129 shares	**	166,642,917
*	Fidelity US Bond Idx		4,251,990 shares	**	52,937,275
*	Fidelity 500 Index		612,156 shares	**	79,684,452
*	Fidelity Total Intl Index		560,878 shares	**	7,611,120
	MFS Institutional International Equity Fund		1,711,205 shares	**	52,431,323
	JP Morgan Equity Income Select Fund		3,570,763 shares	**	70,451,146
	DFA Emerging Markets Core Equity Fund		142,865 shares	**	3,467,340
	Boston TR SMID CAP		1,413,625 shares	**	27,184,017
	Total Mutual Funds				498,352,003

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index TD Income T		381,214 units	**	6,221,421
*	Pyramis Index TD 2005 T		206,823 units	**	3,673,179
*	Pyramis Index TD 2010 T		158,386 units	**	3,098,022
*	Pyramis Index TD 2015 T		763,919 units	**	15,538,116
*	Pyramis Index TD 2020 T		2,702,690 units	**	55,621,358
*	Pyramis Index TD 2025 T		4,499,873 units	**	98,997,217
*	Pyramis Index TD 2030 T		4,499,873 units	**	93,227,371
*	Pyramis Index TD 2035 T		3,444,758 units	**	82,226,377
*	Pyramis Index TD 2040 T		2,583,849 units	**	61,909,015
*	Pyramis Index TD 2045 T		2,293,301 units	**	55,337,351
*	Pyramis Index TD 2050 T		1,923,413 units	**	46,084,985
*	Pyramis Index TD 2055 T		1,353,520 units	**	33,269,517

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

*	Pyramis Index TD 2060 T		561,680 units	**	9,790,078
*	BTC Total Return		961,212 units	**	11,967,287
*	Fidelity Growth Co Pool		8,976,677 units	**	384,112,002
	Total Common Collective Trusts				961,073,296

*	Ryder System, Inc. common stock		1,116,883	**	68,978,694
	Total investments per net assets available for plan benefits				1,686,655,761

*	Notes receivable from participants	maturing through 2036	1.5% - 9.5%		35,613,819
	Investments at Fair Value per the 5500				$1,722,269,580

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 14, 2021	By: /s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231208, No. 333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 14, 2021, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2020.

Certified Public Accountants

/s/ BDO USA, LLP

Miami, Florida
June 14, 2021